El Paso Pipeline Partners, L.P.

1001 Louisiana Street, Suite 1000

Houston, Texas 77002

February 28, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:                             Delaying Amendment for El Paso Pipeline Partners, L.P. (the “Registrant”)

Registration Statement on Form S-3 (the “Registration Statement”)

(File No. 333-186887)

Ladies and Gentlemen:

Pursuant to Rule 473(c) under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement.  The Registration Statement on Form S-3 was filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2013 (SEC Accession No. 0001047469-13-001725).  The following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant.

If you have any questions or comments, please do not hesitate to contact George Vlahakos at (713) 220-4351.

EL PASO PIPELINE PARTNERS, L.P.

By:	EL PASO PIPELINE GP COMPANY, L.L.C.,
its general partner

By:	/s/ Kimberly A. Dang
Name:	Kimberly A. Dang
Title:	Vice President